January 9, 2026

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Plus Therapeutics, Inc.
Registration Statement on Form S-1 (Registration No. 333-292637)
Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lake Street Capital Markets, LLC, as underwriter, hereby joins Plus Therapeutics, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-292637) to become effective on January 13, 2026 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus prior to the requested effective time of the Registration Statement.

Very truly yours,

LAKE STREET CAPITAL MARKETS, LLC

By:	/s/ Michael Townley
Name:	Michael Townley
Title:	Head of Investment Banking

cc:	Jonathan Zimmerman, Esq., Faegre Drinker Biddle & Reath LLP